November 27, 2012

BY EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Kevin Woody
Mr. Wilson K. Lee

Re:	American Tower Corporation

Form 10-K for the year ended December 31, 2011

Filed on February 29, 2012

File No. 001-14195

Ladies and Gentlemen:

This letter is submitted on behalf of American Tower Corporation (the “Company”) as a follow-up to its response letter dated August 27, 2012 (the “Response Letter”) to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 15, 2012 to Thomas A. Bartlett, Executive Vice President, Chief Financial Officer and Treasurer of the Company relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011. In the Response Letter, the Company indicated that it intended to request a waiver of the requirement to provide Schedule III under Rule 5-04 of Regulation S-X from the Office of Chief Accountant of the Division of Corporation Finance of the Commission.

As a result of subsequent telephone conversations with members of the Staff on October 4, 2012 and October 18, 2012 concerning the Response Letter, the Company understands that the Staff will not object to the Company’s position that reduced disclosure in Schedule III is appropriate in future filings due to the impracticability of obtaining certain historical information on a site-by-site basis, as well as due to the fact that no sites exceed the five percent threshold for individual reporting on a stand-alone basis (see footnote 3 to the form of Schedule III set forth in Rule 12-28 of Regulation S-X).

Accordingly, as discussed with the Staff, the Company plans to file Schedule III, substantially in the form set forth below, in future filings, commencing with its Annual Report on Form 10-K for the year ended December 31, 2012.

Description	Encumberances	Initial cost to company	Cost capitalized subsequent to acquisition	Gross amount at which carried at close of period	Accumulated depreciation		Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
XX,XXX sites (1)	XXX,XXX	(2)	(2)	XXX,XXX	(XXX,XXX	)	Various	Various	Up to 20 years

1)	No single site exceeds 5% of the aggregate gross amount at which the assets were carried at the close of the period set forth in the table above.
2)	The Company has omitted this information, as it would be impracticable to compile such information on a site-by-site basis.

Gross amount at which carried at beginning of period			XXX,XXX
Additions during period:
Acquisitions through foreclosure	XXX,XXX
Other acquisitions	XXX,XXX
Discretionary capital projects (1)	XXX,XXX
Discretionary ground lease purchases (2)	XXX,XXX
Redevelopment capital expenditures (3)	XXX,XXX
Capital improvements (4)	XXX,XXX
Other	XXX,XXX

Total additions			XXX,XXX

Deductions during period:
Cost of real estate sold or disposed	(XXX,XXX	)
Other	(XXX,XXX	)

Total deductions			(XXX,XXX	)

Balance at close of period			XXX,XXX

1)	Discretionary capital projects include amounts incurred primarily for the construction of new sites.
2)	Discretionary ground lease purchases include amounts incurred to purchase or otherwise secure the land under communications sites.
3)	Redevelopment capital expenditures include amounts incurred to increase the capacity of existing sites, which results in new incremental tenant revenue.
4)	Capital improvements include amounts incurred to maintain existing sites.

Gross amount of accumulated depreciation at beginning of period			XXX,XXX
Additions during period:
Depreciation	XXX,XXX
Other	XXX,XXX

Total additions			XXX,XXX

Deductions during period:
Amount of accumulated depreciation for assets sold or disposed	(XXX,XXX	)
Other	(XXX,XXX	)

Total deductions			(XXX,XXX	)

Balance at close of period			XXX,XXX

*            *             *            *

If you require additional information, please telephone the undersigned at (617) 375-7500.

Very Truly Yours,

/s/ Thomas A. Bartlett
Thomas A. Bartlett
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Michael McTiernan

Securities and Exchange Commission

Edmund DiSanto

American Tower Corporation

Sandra L. Flow

Cleary Gottlieb Steen & Hamilton LLP

Gail McNaughton

Christine Davine

Deloitte & Touche LLP